December 14, 2005
VIA EDGAR AND HAND DELIVERY
Jeffrey Riedler
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 6010
Washington, D.C. 20549

Re:	Somaxon Pharmaceuticals, Inc. Registration Statement on Form S-1 Registration No. 333-128871
Dear Mr. Riedler:
     In connection with the offering (the “Offering”) by Somaxon Pharmaceuticals, Inc. (the "Company”) pursuant to the above-referenced Registration Statement, we are counsel to the Company.
     The managing underwriters have informed us that due to present market conditions, it would be advisable to make the following change to the Registration Statement: reduce the proposed pricing range of the Offering from $13.00 to $15.00 per share, as stated in the previously circulated preliminary prospectus, to $10.00 to $12.00.
     We have advised the Company of the Commission’s position, set forth in Rules 460 and 461 and Release No. 33-4968 under the Securities Act of 1933, that the Commission “[h]aving due regard to the adequacy of information respecting the registrant theretofore available to the public...and to the public interest and the protection of investors,” will not grant acceleration of a registration statement “[w]here the form of preliminary prospectus, which has been distributed by the issuer or underwriter, is found to be inaccurate or inadequate in any material respect.” For the reasons set forth below, the Company and the managing underwriters, after reviewing the changes to the preliminary prospectus set forth in the Amendment in their totality and after discussing the matter with us and counsel to the underwriters, do not believe that the preliminary prospectus was rendered inaccurate or inadequate in any material respect by the changes made and, therefore, do not believe that recirculation of a preliminary prospectus is required.
     The Company has submitted Amendment No. 5 to the Registration Statement (the “Amendment”) to the Staff today (by EDGAR), reflecting the revisions to the estimated price range for the offering. These changes primarily affect the disclosures in the following sections of the Amendment: “Summary—The Offering” and “Use of Proceeds.” To facilitate your review, we have attached to this letter the pages of the Amendment that have changed as a result of the reduction in the offering price.

December 14, 2005

Effects of Reduction in Initial Public Offering Price
     Our analysis of the effect of the price-related changes is set forth below:
•	Use of Proceeds. The preliminary prospectus reflected an offering of 5,000,000 shares of common stock at a price ranging from $13.00 to $15.00 per share. Assuming the mid-point of the range, the preliminary prospectus reflected estimated net proceeds to the Company of approximately $63.2 million or, in the event that the underwriters’ over-allotment option was exercised in full, approximately $73.0 million. As set forth in the preliminary prospectus, the net proceeds were expected to be used as follows: (i) $38 to $41 million to fund research and development activities, including (a) approximately $20 to $23 million, to fund the continued clinical development of SILENORtm and (b) approximately $20 to $21 million, to fund the further development of our other clinical development programs, and (ii) of the remaining $22 to $25 million, (a) approximately half to fund other regulatory and development activities and (b) the other half to fund marketing, general and administrative expenses.

As revised, assuming the mid-point of a price range consisting of $10.00 to $12.00 per share, the Amendment indicates the same specific uses of proceeds with the following revised dollar amounts: Assuming the mid-point of the range, the preliminary prospectus reflected estimated net proceeds to the Company of approximately $49.3 million or, in the event that the underwriters’ over-allotment option was exercised in full, approximately $57.0 million as follows: (i) $28 to $31 million to fund research and development activities, including (a) approximately $19 to $21 million, to fund the continued clinical development of SILENORtm and (b) approximately $7 to $12 million, to fund the further development of our other clinical development programs, and (ii) of the remaining $18 to $21 million, (a) approximately half to fund other regulatory and development activities and (b) the other half to fund marketing, general and administrative expenses.

While the Amendment indicates that the Company intends to apply fewer dollar amounts of the net proceeds to the indicated uses, it believes that the reduction will not have a material impact on its business, including, for example, completing the clinical trials for its lead product candidate, SILENORtm. Similarly, the Company continues to affirm the following statement from the preliminary prospectus relating to liquidity and capital resources, which requires no revision as a result of the anticipated reduction in net proceeds from the offering:
“We believe that our existing cash and investments, excluding the proceeds from this offering, will be sufficient to meet our projected operating requirements through at least the next twelve months.”
Finally, the Company will continue to have the same broad discretion in the application of the net proceeds as was initially disclosed to prospective investors in the preliminary prospectus.

•	Capitalization. While the amount of cash, cash equivalents and short-term investments disclosed in the capitalization table on page 27 of the Amendment has been reduced, as discussed under “Use of Proceeds” above, the Company believes the lower cash amount will not affect its liquidity and capital resources in any material respect. In addition, the preliminary prospectus contained a footnote to the capitalization table with sensitivity

December 14, 2005

analysis describing the amount of change resulting from a change in the assumed offering price.

•	Dilution. The “Dilution” section and related risk factor on dilution have been revised to indicate that $11.00 per share is the revised mid-point of the new estimated price range. However, the change in the assumed offering price results in less dilution per share to new investors than the estimate in the preliminary prospectus. Furthermore, the preliminary prospectus already contained sensitivity analysis describing the amount of change resulting from a change in the assumed offering price.

•	Pro Forma As Adjusted Balance Sheet Data. The “Summary Financial Data” section has been revised to reflect the change in the offering price. The Company is not a party to any loan agreement or other contractual commitment or obligation that requires a minimum asset value or compliance with financial ratios that would be affected by the changes in the pro forma as adjusted balance sheet data. The changes in such balance sheet data are implicit in the reduced price of the offering and do not otherwise present new issues or challenges for the Company.

•	Executive Compensation. The revisions in the “Executive Compensation” section of the Amendment reflect the reduced estimated price per share and correspondingly reduced values in the option grant tables. The Company believes the revisions serve only to reduce the disclosed potential compensation to its management and would not be considered material to an investment decision.
Other Considerations
     In addition, the Company believes that a substantial majority of the shares to be sold in the offering will be purchased by experienced institutional investors. The Company believes that these investors are aware that a number of recent initial public offerings by other life sciences, pharmaceutical and healthcare companies have experienced similar changes to the revisions proposed in the Amendment after the circulation of the preliminary prospectuses for those other offerings. In particular, the revised pricing will not come as a surprise to investors who are currently negotiating the pricing of the offering with the Company’s managing underwriters.
     The Company also submits that recirculation of a preliminary prospectus would result in a delay of the offering just as it is ready to be completed. Any such delay, particularly in light of current market conditions, could jeopardize the Company’s ability to complete the offering in the foreseeable future. Moreover, the preparation and distribution of new copies of a preliminary prospectus would result in significant additional expense to the Company and further negatively affect the net proceeds to the Company from the offering.
Notification of Investors
     We have been advised by the managing underwriters, that they will contact their accounts and inform them of the reduced offering price and will convey to their accounts a free writing prospectus containing the final offering price and the implications on “Use of Proceeds” prior to the confirmation of purchase orders. We have been further advised by the managing underwriters that all confirmations of purchase orders by the underwriters will be accompanied by a final prospectus that reflects the reduced price of the Offering.

December 14, 2005

Conclusion
     As demonstrated, the Company’s financial condition, strategy, plan of operations and goals set forth in the preliminary prospectus contained in the Amendment are the same as those set forth in the preliminary prospectus circulated previously, and the Company respectfully submits that no purpose would be served by recirculating a preliminary prospectus with substantially the same disclosures. The Company believes that no additional or revised information is contained in the new preliminary prospectus that would be material to an investor’s decision to purchase shares of common stock, or that any such information causes the disclosure in the circulated preliminary prospectus to be inaccurate or inadequate in any material respect. For these and the other reasons discussed above, the Company believes that recirculation of a preliminary prospectus reflecting the decrease in the initial public offering price is not required.
     Based upon the foregoing, we are of the opinion that the proposed reduction in offering price and other revisions discussed above do not require recirculation of the preliminary prospectus under Rules 460 and 461 promulgated under the Securities Act of 1933, as amended, or Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended.
     Davis Polk & Wardwell, counsel to the underwriters of the Offering, have informed us that they concur with our opinion that recirculation of the preliminary prospectus is not required.
     If you have any question or comments concerning the foregoing, please do not hesitate to call Cheston J. Larson at (858) 523-5435 or John J. Huber at (202) 637-2242.

Very truly yours,
/s/ Cheston J. Larson
Cheston J. Larson
of LATHAM & WATKINS LLP

cc:	Michael Reedich, Esq., U.S. Securities and Exchange Commission
Zafar Hasan, Esq., U.S. Securities and Exchange Commission
Kenneth M. Cohen, Somaxon Pharmaceuticals, Inc.
John J. Huber, Esq., Latham & Watkins LLP
Scott N. Wolfe, Esq., Latham & Watkins LLP
Bruce K. Dallas, Esq., Davis Polk & Wardwell